Exhibit 8.2


                          Haynsworth Sinkler Boyd, P.A.
                                Attorneys at Law
                               The Palmetto Center
                          1426 Main Street, Suite 1200
                         Columbia, South Carolina 29201
                             Telephone(803) 779-3080
                            Facsimile (803) 765-1243







                               September 27, 2002


Rock Hill Bank & Trust
RHBT Financial Corporation
249 East Main Street
Rock Hill, SC  29731

Re:      Acquisition of Assets of Rock Hill Bank & Trust by Carolina First Bank

Ladies and Gentlemen:

         We have acted as counsel to RHBT Financial Corporation ("RFC") and its wholly owned subsidiary Rock Hill Bank & Trust ("Bank") in connection with the proposed acquisition (the "Acquisition") of substantially all of the assets of Bank by Carolina First Bank ("CFB"), a wholly owned subsidiary of The South Financial Group ("TSFG"). The acquisition will be effected pursuant to the Asset Sale Agreement by and between Bank, RFC, CFB and TSFG dated as of September 3, 2002, which together with the exhibits thereto will be referred as "the Agreement." RFC has requested our opinion with respect to certain federal income tax consequences of the Acquisition.

         In rendering this opinion, we have examined (1) the Internal Revenue Code of 1986 as amended (the "Code") and the Treasury Regulations promulgated thereunder (the "Regulations"), (2) judicial decisions interpreting the Code and Regulations, and (3) rulings and other documents issued by the Internal Revenue Service interpreting the Code and Regulations. All capitalized terms used herein without definition will have the respective meanings ascribed to such terms in the Agreement.

         In rendering the opinions expressed herein, we have examined such documents as we have deemed appropriate, including (1) the Agreement; and (2) such additional documents as we have deemed relevant. In our examination of such documents, we have assumed that all documents delivered to us as photocopies faithfully reproduce the originals thereof; that such originals are authentic; that all such documents have been or will be duly executed to the extent required; and that all statements set forth in such documents are accurate. We further assume that all of the transactions described in the Agreement have occurred or will occur strictly in the manner and at the times specified in the Agreement. We also assume that the Acquisition will be a fully taxable transaction for federal income tax purposes; that there is no material intercompany indebtedness between Bank and RFC; and that Bank will not be insolvent immediately after the closing.


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Rock Hill Bank & Trust
RHBT Financial Corporation
September 27, 2002
Page 2


                             Merger Of Bank Into RFC

         The merger of Bank into RFC ("Merger") immediately following the closing and pursuant to the plan of merger will be treated as a taxfree subsidiary liquidation. Treasury Regulation Section 1.332-2(d). As such, the Merger itself will cause no taxable gain or loss to Bank or RFC. Internal Revenue Code Sections 332, 337. Any assets transferred from Bank to RFC in the Merger will have the same basis in the hands of RFC. Internal Revenue Section 334(b)(1).


                Distribution Of TSFG Stock To Shareholders Of RFC

         We understand that RFC will adopt, effective immediately after the closing, a plan of complete liquidation, pursuant to which RFC will cease to be a going concern and its activities will be merely for the purpose of winding up its affairs, paying its debts and distributing any remaining balance to the shareholders for RFC. As such, the distribution to the RFC shareholders of the TSFG stock received in the Acquisition will be treated as an amount received by each shareholder in a distribution in complete liquidation of RFC and consequently will be treated as an amount received in exchange for such shareholder's stock. Internal Revenue Code Section 331; Treasury Regulation
Section 1.332-2(c); Joseph Olmstead, T.C. Memo. 1984-381 (1984). A shareholder will be permitted to treat the distribution as a recovery of such shareholder's basis in his RFC stock to the extent that the value of the distributed TSFG stock does not exceed such shareholder's basis in the stock. Rev. Rul. 68-348, 1968-2 C.B. 141; Rev. Rul. 85-48, 1995-1 C.B. 121; Von Platen v. Commissioner,
12 T.C.M. 657(1953). A shareholder who holds separate blocks of RFC stock must allocate the distribution ratably among the blocks and apply the rule of the preceding sentence separately to each block. To the extent that the value of the distributed TSFG stock exceeds a shareholder's basis, such shareholder will recognize gain. Internal Revenue Code Section 1001. Such gain will be treated as capital gain if such shareholder holds his RFC stock as a capital asset as of the date of distribution. Internal Revenue Code Section 1222. A shareholder will not be permitted to recognize loss as a result of this distribution. Rev. Rul. 68-348, 1968-2 C.B. 141; Rev. Rul. 85-48, 1985-1 C.B. 126.

         The distributee shareholder will receive a basis in the distributed TSFG stock equal to the stock's fair market value at the time of distribution. Internal Revenue Code Section 334(a). The shareholder's holding period in the distributed TSFG stock will begin on the day following the date of such distribution. Rev. Rul. 70-598, 1970-2 C.B. 168.

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Rock Hill Bank & Trust
RHBT Financial Corporation
September 27, 2002
Page 3

         The liquidation of RFC will be a taxable transaction for RFC. If RFC distributes appreciated or depreciated assets to the shareholders of RFC, RFC will recognize gain or (subject to certain limitations) loss on such distribution. Internal Revenue Code Section 336. Any net operating losses of RFC will be available to offset all or a portion of any gain on such distribution.


                                Earnout Payments

         A portion of any earnout payments received by RFC will be characterized as interest income. Internal Revenue Code Sections 483, 1274. The remaining portion of an earnout payment received by RFC will cause RFC to recognize gain on the excess of the fair market value of such remaining portion of the payment over the portion (if any) of RFC's adjusted basis allocated to such payment. Internal Revenue Code Section 1001. Any remaining net operating loss of RFC will be available to offset all or a portion of any such interest or gain.

         To the extent that such earnout payments (or any other retained assets of RFC) are distributed to the shareholders of RFC, such distributions will be treated as payments in exchange for the stock of the shareholders of RFC. Internal Revenue Code Section 331. Shareholders who receive such payments will be permitted to treat the payment first as a recovery of any remaining basis in such shareholder's RFC stock. Any amount received in excess of the shareholder's basis will be treated as gain. Such gain will be capital gain if the shareholder holds his RFC stock as a capital asset on the date of the distribution. A shareholder will not be permitted to recognize any loss on his RFC stock until all of the assets of RFC have been completely distributed. Upon complete distribution of all assets, if a shareholder has any unrecovered basis in his RFC stock, such unrecovered basis will be treated as a loss. Such loss will be a capital loss if the RFC shareholder holds his stock as a capital asset.


                                 RFC Dissenters

         Any RFC shareholder who dissents from the Acquisition will receive a single payment from RFC in exchange for such RFC shareholder's stock. Such payment will be treated as full payment in exchange for the stock provided that such shareholder is not related to other shareholders. As such, the shareholder will recognize gain or loss on such stock as of the date of payment. Such gain or loss will be capital gain or loss if the shareholder holds his RFC stock as a capital asset on the date of such payment.

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Rock Hill Bank & Trust
RHBT Financial Corporation
September 27, 2002
Page 4

         The opinions expressed herein are based on existing statutory, regulatory and judicial authority, any of which may be changed at any time (possibly with retroactive effect) and may be subject to differing interpretation. The opinions do not address all aspects of United States federal income taxation that may be relevant to shareholders in light of their particular circumstances and do not address aspects of United States federal income taxation that may be applicable to shareholders subject to special treatment under the Internal Revenue Code (for example, shareholders who received their RFC stock upon the exercise of a stock option or otherwise as compensation, who hold their RFC stock as part of a "straddle" or "conversion transaction," or who are insurance companies, securities dealers, financial institutions, foreign persons, or tax-exempt organizations). In addition, our opinions do not address any aspect of state, local or foreign taxation. Finally, our opinions are limited to the federal income tax matters specifically covered thereby, and we have not addressed any other tax consequences of the proposed transactions. No assurance can be given that the IRS would not assert, or a court would not sustain, a position contrary to any of the tax aspects set forth above.

         The opinion is being provided solely for the benefit of Bank, RFC and RFC's shareholders. No other person or parties are entitled to rely on this opinion.

         We consent to be named in the Registration Statement on Form S-4 (No. 333-100100) as attorneys who will pass upon certain legal matters in connection with the offering described in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                  Yours truly,

                                   /s/

                                  HAYNSWORTH SINKLER BOYD, P.A.